UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                    IPI, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449805100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   DAVID ENGEL
                             15155 TECHNOLOGY DRIVE
                             EDEN PRAIRIE, MN 55344
                                 (612) 975-6200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 5, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)


                       (Cover page continued on next page)

                                  SCHEDULE 13G

------------------------------------            --------------------------------
CUSIP NO.  449805100                              PAGE   2   OF   5   PAGES
           ---------                                   -----    -----
------------------------------------            --------------------------------

---------- ---------------------------------------------------------------------
 1         NAMES OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                 Jacobs Industries, Inc. ("JII")

---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[_]
                                                                         (b)[_]

---------- ---------------------------------------------------------------------
 3         SEC USE ONLY

---------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Minnesota
------------------------ --------- ---------------------------------------------
                             5     SOLE VOTING POWER
        NUMBER OF
                                        1,672,772 shares
         SHARES          --------- ---------------------------------------------
                             6     SHARED VOTING POWER
      BENEFICIALLY
                                        -0- (see item 4)
        OWNED BY

          EACH           --------- ---------------------------------------------
                             7     SOLE DISPOSITIVE POWER
        REPORTING
                                        1,672,772 shares
         PERSON          --------- ---------------------------------------------
                             8     SHARED DISPOSITIVE POWER
          WITH
                                        -0- (see item 4)
---------- ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,672,772 shares (see item 4)

---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          [X]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 35%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                 CO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).    NAME OF ISSUER.

                    IPI, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    15155 Technology Drive
                    Eden Prairie, MN  55344

ITEM 2(a).    NAME OF PERSON FILING.

                    Jacobs Industries, Inc.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                    100 South Fifth Street
                    Suite 2500
                    Minneapolis, MN 55402

ITEM 2(c).    CITIZENSHIP.

                    Incorporated in Minnesota

ITEM 2(d).    TITLE OF CLASS OF SECURITIES.

                    Common Stock, Par Value $.01 per share

ITEM 2(e).    CUSIP NO.

                    449805100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

[ ]    (a)    Broker or Dealer registered under Section 15 of the Act;

[ ]    (b)    Bank as defined in Section 3(a)(6) of the Act;

[ ]    (c)    Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]    (d)    Investment Company registered under Section 8 of the Investment
              Company Act;

[ ]    (e)    Investment Adviser registered under Section 203 of the Investment
              Advisers Act of 1940;

[ ]    (f)    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]    (g)    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
              (Note: See Item 7); or

[ ]    (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        Not Applicable.


ITEM 4.       OWNERSHIP.

(a)    Amount Beneficially Owned (1):                           1,672,772 shares

(b)    Percent of Class (based on 4,734,087 shares outstanding)(1):          35%

(c)    Number of shares as to which such person has:

       (i) Sole power to vote or
       to direct the vote:                                      1,672,772 shares

       (ii)  Shared power to vote or
       to direct the vote (1):                                        -0- shares

       (iii)  Sole power to dispose or
       to direct the disposition of:                            1,672,772 shares

       (iv)  Shared power to dispose or
       to direct the disposition of (1):                              -0- shares

       (1) Shares do not include 1,592,044 shares purchased by Marshall Financial Group, Inc. ("Marshall") with respect to which JII has entered into a buy-sell agreement with Marshall and to which JII disclaims current beneficial ownership. Marshall has pledged 1,512,772 of such shares to secure its promissory note to JII. Upon any default under the security and pledge agreement, JII has the right to vote such shares. All 1,672,772 shares owned by JII are subject to the buy-sell agreement.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

ITEM 10.      CERTIFICATION.

       Not applicable.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1997.

                                         Jacobs Industries, Inc.

                                         By: /s/ David A. Mahler
                                             --------------------------------
                                             David A. Mahler, CFO, Treas.


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